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Exhibit 12.1

Best Buy Co., Inc.
Computations of Ratios of Earnings to Fixed Charges for the
Three Months Ended June 2, 2001 and May 27, 2000
and for the Five Years Ended March 3, 2001, February 26, 2000
February 27, 1999, February 28, 1998 and March 1, 1997

(Thousands of Dollars)

	Three Months Ended		Fiscal Years
	June 2, 2001	May 27, 2000	Mar. 3, 2001	Feb. 26, 2000	Feb. 27, 1999	Feb. 28, 1998	Mar. 1, 1997
Ratio of Earnings to Fixed Charges:
Earnings:
Net earnings	$55,264	$72,158	$395,839	$347,070	$216,282	$81,938	$(6,177)
Income taxes	35,500	44,800	245,640	215,500	135,395	51,465	(3,946)

Total earnings	90,764	116,958	641,479	562,570	351,677	133,403	(10,123)

Fixed charges:
Interest portion of rental expense	36,371	19,665	89,912	68,400	55,980	48,570	41,910
Interest expense	5,898	758	7,059	5,403	21,177	39,809	52,896

Total fixed charges	42,269	20,423	96,971	73,803	77,157	88,379	94,806

Less:
Capitalized interest	0	0	0	0	0	0	0

Fixed charges in earnings	42,269	20,423	96,971	73,803	77,157	88,379	94,806

Earnings available for fixed charges	$133,033	$137,381	$738,450	$636,373	$428,834	$221,782	$84,683

Ratio of earnings to fixed charges	3.15	6.73	7.62	8.62	5.56	2.51	0.89

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  Exhibit 12.1
Best Buy Co., Inc. Computations of Ratios of Earnings to Fixed Charges for the Three Months Ended June 2, 2001 and May 27, 2000 and for the Five Years Ended March 3, 2001, February 26, 2000 February 27, 1999, February 28, 1998 and March 1, 1997
(Thousands of Dollars)